OMB APPROVAL
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SEC FILE NUMBER
8-69224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PEP Advisory LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Waugh Drive, Suite 600
(No. and Street)

Houston	TX	77007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Walker Moody	713-804-7576	wmoody@pepadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

12700 Park Central Drive, STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

09/29/2003	76
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walker Moody _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PEP Advisory LLC _____, as of 12/31 _____, 2 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTIAN ANDREA ALVARADO
Notary Public, State of Texas
Comm. Expires 03-24-2027
Notary ID 134271517

Signature: _____

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PEP Advisory LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

TABLE OF CONTENTS





Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
PEP Advisory LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PEP Advisory LLC (the "Company") as of December 31, 2023, and the related statement of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS



Supplemental Information

The supplemental information contained in Supplemental Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as the Company's auditor since 2019.

Dallas, Texas
April 1, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com
AUDITORS



INAA
GROUP

INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND

PEP ADVISORY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Current assets:

Cash	$	1,780,700
Accounts receivable		405,637
Prepaids and deposits		206,504
Total current assets		2,392,841
Total assets	$	2,392,841

Liabilities and Member's Capital

Current liabilities:

Accounts payable and accrued liabilities	$	15,171
Deferred revenue		223,333
Accrued state income tax		19,114
Total current liabilities		257,618
Member's capital		2,135,223
Total liabilities and member's capital	$	2,392,841

The accompanying notes are an integral part of the financial statements.

PEP ADVISORY LLC
STATEMENT OF INCOME AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Investment banking income	$	1,553,627
Success fee income		1,135,126
Consulting and research fees income		3,591,652
Reimbursed income		8,372
		6,288,777
Costs and expenses:		
Salaries and benefits		3,765,544
Commissions expense		518,305
Technology and communication expense		182,747
General, administrative, regulatory and miscellaneous expense		374,316
Legal and professional fees		157,924
Occupancy expense		46,718
Total costs and expenses		5,045,554
Other income (expense):		
Interest income		15,948
Total other income		15,948
Provision for income taxes		
State franchise tax		19,114
Total provision for income taxes		19,114
Net income		1,240,057
Member's capital, beginning of year		1,970,166
Member's distribution		(1,075,000)
Member's capital, end of year	$	2,135,223

The accompanying notes are an integral part of the financial statements.

PEP ADVISORY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES

Cash flows from operating activities:

Net income	$	1,240,057
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Accounts receivable		190,754
Prepaids and deposits		(135,145)
Accounts payable and accrued liabilities		3,170
Deferred revenue		203,333
Accrued state income tax		14,889
Net cash provided by Operating Activities		1,517,058
INVESTING ACTIVITIES		
Net cash provided by Investing Activities		-
FINANCING ACTIVITIES		
Member's distribution		(1,075,000)
Due to affiliate		(29,847)
Net cash used in Financing Activities		(1,104,847)
Net cash increase		412,211
Cash at beginning of year		1,368,489
Cash at end of year	$	1,780,700
Supplemental disclosure:		
Income tax paid	$	4,226
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

<u>Business and operations</u>

CDH Securities (the "Company") changed its name to Heikkinen Energy Securities LLC on October 14, 2015. On July 31, 2021, Heikkinen Energy Securities LLC changed its name to PEP Advisory LLC. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC").

The Company is a wholly owned subsidiary of Invicta XV+ LP (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to energy and institutional investment investors. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in New Orleans, Louisiana. At December 31, 2023, the Company was registered as a limited broker-dealer in several states.

The Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services from certain regulations concerning reserves and protection of customer securities.

<u>Management estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash flows</u>

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation.. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers. Revenue from contracts with customers includes fees from investment banking services, success fees, and research revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company's contracts typically do not have multiple performance obligations or any variable consideration.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded at a point in time, which generally is the offering date. The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged, performance obligations have been met, and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized at a point in time when earned under the respective agreements.

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. The Company believes the performance obligation is satisfied when the research is provided for the appropriate period as defined by the agreement between the parties. The direct payments and commissions are recognized as revenue when the performance obligation is satisfied, and the collection is reasonably assured.

Deferred Revenue
Deferred revenue represents revenues collected but not earned as of December 31, 2023. This is primarily composed of revenue for research. If the subscription period is conducted over the year-end, deferred revenue is recorded for all revenue related to fulfillment of subscriptions in the next fiscal year.

Fair value of financial instruments

In accordance with the reporting requirements of the FASB ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2023, nor gains or losses reported in the statement of income and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held as of December 31, 2023.

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2023, and through March 29, 2024, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2023, up until the issuance of the financial statements, which occurred on April 1, 2024 and noted no items requiring an adjustment to or disclosure in the accompanying financial statements and notes to financial statements.

2.   TRANSACTIONS WITH RELATED PARTY

During the year ended December 31, 2023, $3,306,155 was paid to Pickering Energy Partners, a related party through common ownership, to settle the payable balance related to the management fees.

3.   INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the accompanying financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate.

4.   NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company was in compliance with $34,285 of aggregate indebtedness and net capital of $1,523,082.

5. RISKS AND CONCENTRATIONS:

The Company maintains deposits in three financial institutions. At December 31, 2023, the Federal Deposit Insurance Corporation ("FDIC") provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2023, the Company's cash was approximately $1,179,000 in excess of federally insured limits.

Customer concentrations

For the year ended December 31, 2023, the Company had the following customer concentrations with respect to its revenues:

	Sales	Accounts Receivable
Customer 1	13%	*
Customer 2	10%	*
Customer 3	*	26%
Customer 4	*	12%

*amount less than 10%

6. RULE 15c3-3 EXEMPTION:

The Company is a Non-Covered Firm as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

SUPPLEMENTAL INFORMATION

PEP ADVISORY LLC
SCHEDULE I
DECEMBER 31, 2023

Net capital requirement, the greater of:			$	100,000
1/15% of aggregate indebtedness	$	2,286		
Minimum dollar requirement		100,000		
Net capital				1,523,082
Excess net capital			$	1,423,082
Aggregate indebtedness				34,285
Ratio of aggregate indebtedness to net capital				2.25%
120% of required net capital				120,000
Net capital in excess of 120% of required net capital			$	1,403,082
Total assets			$	2,392,841
Less: total liabilities				257,618
Less: deferred revenue				223,333
Aggregate indebtedness				34,285
Net worth				2,135,223
Deductions from and/or charges to net worth				
Total non-allowable assets	$	612,141		
Total deductions from net worth				612,141
Net capital before haircuts on securities positions				1,523,082
Haircuts on certificates of deposit and				
commercial paper		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	1,523,082

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2023.





Report of Independent Registered Public Accounting Firm on Review of Statement of Exemption of Broker Dealer

To the Member of
PEP Advisory LLC

We have reviewed management's statements, included in the accompanying PEP Advisory LLC Exemption Report, in which (1) PEP Advisory LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3 and (2) PEP Advisory LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. PEP Advisory LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PEP Advisory LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Dallas, Texas
April 1, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

PEP Advisory LLC

100 Waugh Drive, Suite 600 / Houston, Texas 77007
713-804-7575

Exemption Report

PEP Advisory LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services.

PEP Advisory

I, Walker Moody, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Walker Moody, Chief Executive Officer
January 10, 2024